04015223

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43688

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH, D.C. 158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dresdner Lateinamerika Financial Advisors LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Brickell Avenue, 7th Floor
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neomi Schaefer (305) 810-3712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

2 South Biscayne Blvd, Suite 2800	Miami,	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- XXX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jacobo Gadala-Maria, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dresdner Lateinamerika Financial Advisors LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

B. Clemente-Douglas
Commission # CC 960847
Expires Sep. 27, 2004
Bonded Thru
Atlantic Bonding Co., Inc.

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent Auditor's Report on Internal Control required by SEC Rule 17a-5

KPMG

DRESDNER LATEINAMERIKA FINANCIAL ADVISORS, LLC AND SUBSIDIARY

(A Wholly Owned Subsidiary of Dresdner Bank Lateinamerika AG)

Consolidated Financial Statements
and Supplemental Schedules
Pursuant to Rule 17a-5
of the Securities and Exchange Commission

December 31, 2003

(With Independent Auditors' Report Thereon)

DRESDNER LATEINAMERIKA FINANCIAL ADVISORS, LLC AND SUBSIDIARY
(A Wholly Owned Subsidiary of Dresdner Bank Lateinamerika AG)

Table of Contents

	Page
Independent Auditors' Report	1
Consolidated Financial Statements:	
Statement of Financial Condition	2
Statement of Operations and Changes in Member's Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5 – 12
Supplemental Information:	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Member's Corresponding Unaudited Form X-17A-5, Part IIA Filing	13
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	15 – 16

KPMG

KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne
Miami, FL 33131

Telephone 305 358 2300
Fax 305 913 2692

Independent Auditors' Report

The Board of Directors
Dresdner Lateinamerika Financial Advisors, LLC:

We have audited the accompanying consolidated statement of financial condition of Dresdner Lateinamerika Financial Advisors, LLC and Subsidiary (the Company) (a wholly owned subsidiary of Dresdner Bank Lateinamerika AG), as of December 31, 2003, and the related consolidated statements of operations and changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dresdner Lateinamerika Financial Advisors, LLC (a wholly owned subsidiary of Dresdner Bank Lateinamerika AG) and Subsidiary as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, such information is fairly stated in all material respects, in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

January 16, 2004

DRESDNER LATEINAMERIKA FINANCIAL ADVISORS, LLC
AND SUBSIDIARY
(A Wholly Owned Subsidiary of Dresdner Bank Lateinamerika AG)

Consolidated Statement of Financial Condition

December 31, 2003

Assets		
Cash and cash equivalents	$	1,868,839
Certificates of deposit		2,046,026
Deposit at clearing broker		103,819
Due from broker		953,614
Securities owned, at fair value		248,468
Other assets		774,241
Property and equipment, net		1,045,412
Intangible assets, net		3,230,000
Goodwill		1,093,114
Total assets	$	11,363,533
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	3,583,513
Deferred tax liability		130,000
Total liabilities		3,713,513
Commitments and contingencies (note 9)		
Member's equity		7,650,020
Total liabilities and member's equity	$	11,363,533

See accompanying notes to consolidated financial statements.

DRESDNER LATEINAMERIKA FINANCIAL ADVISORS, LLC
AND SUBSIDIARY
(A Wholly Owned Subsidiary of Dresdner Bank Lateinamerika AG)

Consolidated Statement of Operations and Changes in Member's Equity

Year ended December 31, 2003

Revenue:		
Net trading profit	$	13,435,630
Portfolio management and custody fees		3,592,337
Transaction revenue from affiliates		1,975,457
Equity commissions		709,850
Interest and dividends		191,479
Other income		75,919
		19,980,672
Expenses:		
Employee compensation and benefits		9,434,285
Commissions and clearing charges		2,911,863
Service expenses with affiliates		1,373,324
Depreciation and amortization		652,073
Communications and data processing		646,447
Travel		540,813
Occupancy		384,858
Professional fees		295,935
Interest		61,666
Other		1,019,759
		17,321,023
Income before provision for income taxes		2,659,649
Provision for income taxes		1,116,982
Net income		1,542,667
Member's equity, December 31, 2002		6,174,536
Dividends paid		(67,183)
Member's equity, December 31, 2003	$	7,650,020

See accompanying notes to consolidated financial statements.

DRESDNER LATEINAMERIKA FINANCIAL ADVISORS, LLC
AND SUBSIDIARY
(A Wholly Owned Subsidiary of Dresdner Bank Lateinamerika AG)

Consolidated Statement of Cash Flows

Year ended December 31, 2003

Cash flow from operating activities:		
Net income	$	1,542,667
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		652,073
Deferred taxes		150,222
Change in operating assets and liabilities:		
Deposit at clearing broker		(819)
Due from broker		(107,374)
Securities owned, net		(39,103)
Other assets		(551,855)
Accounts payable and accrued expenses		2,199,844
Cash provided by operating activities		3,845,655
Cash used in investing activities:		
Increase in certificates of deposit		(2,046,026)
Purchases of property and equipment		(324,284)
Cash used in investing activities		(2,370,310)
Cash used in financing activities:		
Dividends paid		(67,183)
Cash used in financing activities		(67,183)
Net increase in cash and cash equivalents		1,408,162
Cash and cash equivalents, beginning of year		460,677
Cash and cash equivalents, end of year	$	1,868,839
Supplemental disclosure of cash flow information:		
Interest paid	$	61,666
Income taxes paid		1,154,823

See accompanying notes to consolidated financial statements.

(1) Organization

Dresdner Lateinamerika Financial Advisors, LLC (DLFA or the Company) is a wholly owned subsidiary of Dresdner Bank Lateinamerika AG (DBLA or the Parent) who with its ultimate parent, Allianz Group, is headquartered in Germany. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc.

On May 21, 2002, DBLA acquired 100% of Vestrust Securities L.P. and Subsidiaries (Vestrust or Partnership) from the previous members for a purchase price of $6 million. An independent valuation was performed to determine the fair value of certain intangible assets acquired in the DBLA acquisition of Vestrust. The intangible assets valued included covenants not to compete, customer relationships, Vestrust's broker-dealer license, and its clearing agreement with Bear Stearns.

The Company specializes in foreign debt securities and acts in a principal capacity, buying and selling for its own account and trading with customers and other dealers. The Company also provides private banking services through investment products such as brokerage, investment advisory and portfolio management accounts for Latin American customers. The Company acts in an agency capacity, buying, and selling securities for its customers, primarily within Latin America, and charging a commission. The Company is a registered investment adviser under the Securities Exchange Act of 1934.

(2) Summary of Significant Accounting Policies

(a) *Principles of Consolidation*

The consolidated financial statements include the accounts of DLFA (a Delaware limited liability corporation and registered broker-dealer) and Dresdner Lateinamerika Financial Advisors Peru S.R.L. – formerly known as Vestrust Peru S.R.L. (a Peruvian limited liability partnership). DLFA owns 99% of the Peruvian subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

(b) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) *Securities Transactions*

Securities transactions are recorded on a trade-date basis and securities owned are valued at fair value. The Company has an investment in a limited liability partnership (Venture Capital Fund) that invests in public and private companies. The management of this fund has valued the partnership's investment at December 31, 2003 (note 11). Changes in the fair value of securities owned is included within net trading profit in the consolidated statement of operations and changes in member's equity.

(Continued)

(d) *Cash and Cash Equivalents*

The Company classifies all highly liquid instruments with original maturities of three months or less from date of purchase as cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

(e) *Property and Equipment*

Property and equipment is recorded at cost less accumulated depreciation and amortization. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation is provided on the straight-line basis using estimated useful lives of 3 to 5 years. Leasehold improvements are amortized over the term of the lease.

(f) *Goodwill and Intangible Assets*

Goodwill represents the purchase price in excess of the fair value of identifiable tangible and intangible assets and liabilities at the date of the acquisition of Vestrust by DBLA, and is recorded at cost. Identifiable intangible assets are amortized on a straight-line basis over the expected period to be benefited, which ranges from 5 years to 15 years. Goodwill and the broker-dealer license are not amortized.

Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Financial Accounting Standards Board (FASB) Statement No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets.*

(g) *Income Taxes*

The Company, a limited liability company, has elected to be taxed as a corporation.

The Company utilizes an asset and liabilities approach to accounting for income taxes. Under this method, the Company recognizes deferred tax liabilities and assets for the expected future tax consequences on the basis of the differences between tax assets and liabilities and their respective financial reporting amounts (temporary differences) at enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred income taxes consist primarily of accumulated depreciation and deferred rent. Deferred tax amounts are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax amount will be realized.

(h) *Impairment of Long-Lived Assets*

In accordance with Statement No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*, issued by the FASB, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability

of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, *Business Combinations*. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

(3) Property and Equipment

Property and equipment consisted of the following at December 31, 2003:

Office equipment	$	14,659
Computer equipment		765,234
Furniture and fixtures		518,413
Leasehold improvements		404,814
		1,703,120
Less accumulated depreciation and amortization		(657,708)
	$	1,045,412

Depreciation and amortization expense amounted to $292,073 for the year ended December 31, 2003.

(4) Intangible Assets

Intangible assets consisted of the following at December 31, 2003:

Customer relationships	$	2,860,000
Covenant not to compete		900,000
Broker-dealer license		50,000
		3,810,000
Less accumulated amortization		(580,000)
	$	3,230,000

Amortization expense amounted to $360,000 for the year ended December 31, 2003.

(5) Due from Broker and Due to Broker

Due from broker represents amounts due from clearing broker, Bear Stearns Securities Corp. (Bear Stearns) for unsettled transactions. Due to broker is collateralized by securities owned by the Company and securities awaiting delivery on uncompleted transactions. Interest is payable at the prevailing variable rate, which was 0.9375% at December 31, 2003. All amounts due are payable on demand. There were no amounts due to broker at December 31, 2003. Interest expense related to the amounts due to broker amounted to $61,666 for the year ended December 31, 2003.

(6) Other Assets

Other assets consisted of the following at December 31, 2003:

Accounts receivable:		
Commissions and fees due from related entities	$	503,939
Commissions and fees		154,819
Prepaid expenses		80,198
Income tax receivable		31,540
Interest receivable		3,745
	$	774,241

(7) Related-Party Transactions

In May 2002, upon the completion of the acquisition, the Company entered into various service level and revenue-sharing agreements with its Parent and an affiliate, DBLA AG – Miami Agency. These service agreements provided the Company with the following; internal services, legal services, information technology services, leased premises, human resources services, and joint employee agreement. The revenue-sharing agreements provided the Company with income from time deposits, portfolio management fees, order execution fees, custody and transaction fees. As a result of these transactions with its Parent and

(Continued)

affiliate, for the year ended December 31, 2003, the Company recognized $509,548 of revenue-sharing income, $1,465,873 of trading income, and $1,373,324 of service-related expenses.

(8) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital equal to $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2003, the Company had net capital of $1,222,375, which was $983,474 in excess of its required net capital of $238,901. DLFA's net capital ratio was 2.93 to 1.

(9) Commitments and Contingencies

DLFA rents office premises under noncancelable operating lease agreements. Future minimum lease payments under these agreements as of December 31, 2003 are as follows:

		Commitments	Sublease rentals	Net rental commitments
Year:				
2004	$	592,000	(174,000)	418,000
2005		602,000	(179,000)	423,000
2006		435,000	(122,000)	313,000
2007		175,000	—	175,000
	$	1,804,000	(475,000)	1,329,000

Rental expense, net of sublease rentals, amounted to $274,434 for the year ended December 31, 2003 and is reflected in the consolidated statement of operations and changes in member's equity in the occupancy and service expenses with affiliates captions.

During 2002, in connection with the acquisition of DLFA, DBLA entered into employment agreements with several Vestrust members which were also employees. The agreements, which expire in 2004, require the payment of bonuses to these employees if they are employed by the Company at the end of the year or if certain performance targets are met. The Company accrued $1,933,333 related to these bonuses for the year ended December 31, 2003.

The Company has entered into employment agreements with two senior executives which require the payment of an annual bonus based on the increase in net income before taxes over the previous year. The Company has accrued $1,009,378 related to these executive bonuses for the year ended December 31, 2003.

(10) Clearing Agreements

The clearing and depository operations for the Company's securities transactions are provided by Bear Stearns, whose principal office is in New York. Pursuant to the Company's clearing agreement with its

(Continued)

clearing broker-dealer, the Company is required to maintain a security escrow deposit totaling $100,000 for the duration of the agreement. This amount is included within deposit at clearing broker in the consolidated statement of financial condition.

Sub-Clearing Agreement

The Company has entered into sub-clearing agreements with foreign nonregistered broker-dealers. The Company executes transactions for customers of the nonregistered broker-dealers in exchange for a percentage commission or mark-up and in some cases, a minimum monthly fee. For the year ended December 31, 2003, the Company earned $476,226 of commission income from these agreements.

(11) Securities Owned at Market

At December 31, 2003, securities owned consisted of the following:

Venture Capital Fund, at estimated value determined by fund management	$	245,168
Equities		3,300
	$	248,468

The Company's investment in the Venture Capital Fund is subject to potential future capital calls of up to $360,000.

(12) Net Trading Profit

For the year ended December 31, 2003, net trading profits consisted of the following:

Net realized gains on securities owned	$	13,476,527
Change in net unrealized loss on securities owned		(40,897)
	$	13,435,630

(13) Retirement Plans

The Company maintains a 401(k) retirement plan and a profit-sharing plan (the Plan) to provide retirement benefits for eligible employees. Generally, all employees are eligible to participate in the Plan, on the first day of each month after date of hire. For the 401(k) retirement plan, employees may elect to make salary deferral contributions, as defined, up to $11,000 annually, adjusted annually in accordance with regulations. The Company may make discretionary matching contributions, to be determined annually based on a percentage of employee pretax contributions, in accordance with the provisions of the Plan. For the profit-sharing plan, the Company may make annual discretionary profit-sharing contributions in an amount to be determined at Plan year-end by executive management.

(Continued)

The Plan contribution expense incurred by the Company for the 401(k) retirement plan and the profit-sharing plan for the year ended December 31, 2003 was $185,076 and $84,306, respectively.

(14) Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of its business, DLFA enters into transactions involving financial instruments with off-balance sheet risk. These financial instruments include elements of market risk in excess of the amounts recognized in the consolidated statement of financial condition. In addition, risks arise from the possible inability of counter parties to meet the terms of their contracts. At December 31, 2003, the Company has provided a deposit in the form of a stand-by letter of credit for $34,075 to guarantee performance under its noncancelable operating lease agreement.

In the normal course of business, the Company enters into securities transactions with other broker-dealers and customers, which can result in concentrations of credit risk. To mitigate this credit risk, the Company has established credit review policies to monitor its transactions with, and balance due from, these broker-dealers and customers. In addition, DLFA monitors the market value of collateral held and securities receivable from others. It is the policy of DLFA to request and obtain additional collateral when an exposure to a significant loss exists.

DLFA may be required, in the event of the nondelivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market. Purchases at costs exceeding the amount owed may result in losses not reflected in the accompanying consolidated financial statements.

(15) Income Taxes

The provision for income taxes for the year ended December 31, 2003 consisted of the following:

Current:		
Federal	$	823,350
State		143,410
Total current		966,760
Deferred:		
Federal		130,222
State		20,000
Total deferred		150,222
Total current and deferred	$	1,116,982

(Continued)

The Company's effective rate varied from the federal statutory tax rate as follows:

Tax provision calculated at statutory rates	34%
State taxes, net of federal expense	3%
Other	5%
	42%

The components of deferred income taxes at December 31, 2003 were as follows:

Deferred tax assets:		
Intangible assets, due to differences in amortization	$	12,000
Total gross deferred tax assets		12,000
Deferred tax liabilities:		
Property and equipment, due to differences in depreciation		(138,000)
Deferred rent		(4,000)
Total gross deferred tax liabilities		(142,000)
Net deferred tax liability	$	(130,000)

Schedule I

DRESDNER LATEINAMERIKA FINANCIAL ADVISORS, LLC AND SUBSIDIARY

(A Wholly Owned Subsidiary of Dresdner Bank Lateinamerika AG)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Member's Corresponding Unaudited Form X-17A-5, Part IIA Filing

December 31, 2003

Computation of Net Capital

Total member's equity		$ 7,650,020
Deductions and/or charges:		
Nonallowable assets:		
Nonallowable securities owned, fair value	248,468	
Other assets	770,496	
Property and equipment	1,045,412	
Intangible assets, net	3,230,000	
Goodwill	1,093,114	
Other deductions:		
Stand-by letter of credit	34,075	
Total nonallowable assets and other deductions		6,421,565
Net capital before haircuts on securities positions		1,228,455
Haircuts on cash and cash equivalents and certificates of deposit		(6,080)
Net capital		$ 1,222,375

Computation of Aggregate Indebtedness

Items included in consolidated statement of financial condition:	
Accrued expenses and other liabilities	$ 3,583,513
Total aggregate indebtedness	$ 3,583,513

Computation of Basic Net Capital Requirement

Minimum net capital required (the greater of $100,000 or 6-2/3% of aggregate indebtedness)	$ 238,901
Excess net capital	$ 983,474
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 864,024
Ratio of aggregate indebtedness to net capital	2.93 to 1

Reconciliation to Company's Computation (Included in Part IIA of Form X-17A-5 as of December 31, 2003)

Excess net capital as reported in the Company's Part IIA (unaudited) focus report	$ 974,807
Reduction in aggregate indebtedness (deferred tax liability)	8,667
Excess net capital per above	$ 983,474

See accompanying independent auditors' report.

Schedule II

DRESDNER LATEINAMERIKA FINANCIAL ADVISORS, LLC AND SUBSIDIARY

(A Wholly Owned Subsidiary of Dresdner Bank Lateinamerika AG)

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

See accompanying independent auditors' report.

KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne
Miami, FL 33131

Telephone 305 358 2300
Fax 305 913 2692

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Dresdner Lateinamerika Financial Advisors, LLC:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Dresdner Lateinamerika Financial Advisors, LLC and Subsidiary (the Company) (a wholly owned subsidiary of Dresdner Bank Lateinamerika AG), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future

periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 16, 2004